Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated March 15, 2007

TERM SHEET

(To product supplement no. PS-1, dated, March 12, 2007, general prospectus supplement and prospectus, each dated March 31, 2006) Term Sheet Number:

Merrill Lynch & Co., Inc.

          Depositary Shares

Each Representing a 1/1200th Interest in a Share of

Floating Rate Non-Cumulative Preferred Stock, Series 5

Summary:	Each of the depositary shares offered hereby represents a 1/1200th ownership interest in a share of perpetual Floating Rate Non-Cumulative Preferred Stock, Series 5 (the “Offered Preferred Stock”), $30,000 liquidation preference per share, of Merrill Lynch & Co., Inc. (“ML&Co.”), deposited with The Bank of New York, as depositary. Each depositary share entitles the holder, through the depositary, to all proportional rights and preferences of the Offered Preferred Stock represented thereby. The Offered Preferred Stock has a $1.00 par value and will have no voting rights except in the limited circumstances described under “Description of the Offered Preferred Stock—Voting Rights” in product supplement no. PS-1. The depositary shares are evidenced by depositary receipts.

Dividends:	Non-cumulative dividends, payable quarterly in arrears, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus %; but such dividends, if declared, will be payable at a rate of not less than 4.00% per annum. For the first dividend period from and including March , 2007 to but excluding May 21, 2007, the per annum rate for the initial dividend, if declared, will be equal to %. Because dividends will be non-cumulative, if for any reason our board of directors does not declare a dividend on the Offered Preferred Stock for a Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors declares dividends on the Offered Preferred Stock for any future Dividend Period.

Ranking:	As of the date hereof, our Floating Rate Non-Cumulative Preferred Stock, Series 1, 2 and 4, and our 6.375% Non-Cumulative Preferred Stock, Series 3 are the only issued and outstanding series of preferred stock that will rank on a parity with the Offered Preferred Stock. See “Description of the Offered Preferred Stock—Ranking” in product supplement no. PS-1 for further information as to the ranking of the Offered Preferred Stock.

Payments Dates:	February 21, May 21, August 21 and November 21 of each year, beginning May 21, 2007, when, as and if declared by our board of directors in its sole discretion.

Redemption:	The Offered Preferred Stock is not redeemable prior to May 21, 2012. On and after that date, the Offered Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, upon not less than 30 or more than 60 days notice, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Offered Preferred Stock will have no right to require the redemption of the Preferred Stock.

Liquidation Preference:	$30,000 per share of Offered Preferred Stock ($25 per depositary share)

NYSE Listing:

We will apply to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “MERPrL”. If approved for listing, we expect trading of the depositary shares on the NYSE to commence within a 30-day period after the initial delivery of the depositary shares.

Transfer Agent:	The Bank of New York

CUSIP:

Global Settlement:	Book-entry form only through the Depository Trust Company, Clearstream or Euroclear

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each general prospectus supplement, product supplement no. PS-1 and this term sheet if you so request by calling toll-free 1-866-500-5408.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement, general prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this term sheet is March     , 2007.

Additional Terms Specific to the Notes

You should rely only on the information contained or incorporated by reference in this term sheet, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this term sheet, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover of this term sheet.

You may access these documents on the SEC Web site at www.sec.gov as follows:

•	Product supplement no. PS-1 dated March 12, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507052555/d424b2.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

To the extent that information contained in this term sheet updates or supersedes information contained in the product supplement, general prospectus supplement or prospectus, the information contained herein will prevail.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

The information that follows supplements and, to the extent inconsistent therewith, replaces the information contained in the accompanying product supplement no. PS-1 under the caption “Plan of Distribution”. Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, has severally agreed to purchase the number of depositary shares, each representing a 1/1200th ownership interest in a share of Offered Preferred Stock, set forth opposite its name below.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC

Total

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the depositary shares offered hereby if any of the depositary shares are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised ML&Co. that they propose initially to offer all or part of the depositary shares directly to the public at the public offering price set forth on the cover page of this term sheet and to certain dealers at such price less a concession not in excess of          per depositary share. After the initial public offering, the public offering price may be changed. The underwriters are offering the depositary shares subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co. In no event will the underwriting discount received by any member of the National Association of Securities Dealers, Inc. (“NASD”) exceed 8% of the aggregate principal amount of the offering.

ML&Co. has granted the underwriters an option exercisable for 30 days after the date hereof to purchase up to an additional          depositary shares to cover overallotments, if any, at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of additional depositary shares proportionate to that underwriter’s commitment as will be shown in the above table.

In accordance with section 194 of the Companies Law (as amended) of the Cayman Islands (“Section 194”), no invitation to the public in the Cayman Islands to subscribe for any of the offered securities is permitted to be made. Each underwriter has represented and agreed that it will not, directly or indirectly, make any invitation to any member of the public in the Cayman Islands, within the meaning of Section 194, to subscribe for the offered securities.

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EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

The validity of the Series 5 Preferred Stock and the depositary shares will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.

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